Filed by Tritium DCFC Limited pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation II

Commission File No.: 001-40000

When: Wednesday, May 26, 2021

From: Jane Hunter (CEO)

To: All Employees

Subject: Tritium to Go Public Through a Merger with Decarbonization Plus Acquisition Corporation II

Since Tritium was formed in 2001, the company has grown to provide more than 2.7 million high-power fast-charging sessions across 41 countries. I have no doubt that the future of transportation is electric, and we’re very well-positioned to benefit.

Today we have announced to the world the next step in positioning the company for success: our plans to go public through a merger with Decarbonization Plus Acquisition Corporation II (“DCRN”) (NASDAQ: DCRN), a special purpose acquisition company based in Menlo Park, California (https://www.dcrbplus.com/). This business combination would result in Tritium becoming a publicly listed company. Upon closing of the transaction, expected in the fourth quarter of 2021, the combined company will still be named Tritium and is expected to be listed on the NASDAQ and trade under the new ticker symbol “DCFC.”

Along with the rest of Tritium’s current management and the founders working in the business, I will continue in my role. Robert Tichio, Chairman of DCRN, will join the combined company Board of Directors at the close of the transaction.

Going public is a vote of confidence in Tritium’s vision and market viability as well as the e-mobility industry as a whole. It’s also a testament to years of hard work and dedication from our staff around the world. We’re in an excellent position to benefit from the rapid and sustained long-term growth of the global passenger electric vehicle (“EV”) market with global EV charging hardware sales projected to have a compounded average growth rate (“CAGR”) of more than 25% each year through 2026.

We anticipate that this transaction will provide us with additional capital to expand to three global manufacturing facilities, one in each of Europe, North America and Australia, which would bring our manufacturing operations closer to our end markets and would reduce our product lead times. It would also support rapid achievement of our ambitious product roadmap, enhance our current products, and grow our global sales and service operations teams, among other benefits.

As we enter this new chapter, there are some rules we must all immediately follow. The U.S. Securities and Exchange Commission (the “SEC”) has strict guidelines governing public disclosures. To avoid any repercussions the SEC might impose if we do not adhere to these rules, we must avoid speaking publicly about this process and our business metrics and financials. Confidentiality will be critical as we move through the business combination process and assume operations as a public company. To that end, we want to share specific rules of engagement.

Social Media

The SEC guidelines apply to social media as they do to other communications channels.

Beginning today, we are enacting a week-long “blackout” period through Wednesday, June 2 of no Tritium-related personal or corporate social media content (e.g., Facebook, LinkedIn, Twitter, Instagram, or Clubhouse) or blog posting other than posts approved by Tritium’s Global Head of Marketing, Jack Ulrich.

The one exception is today, when Tritium’s social channels will share a press release with pre-approved and legally vetted posts. For those who want to share the news on their own personal social channels, the guidelines are as follows:

•	You can reshare Tritium’s post with one of the two pre-approved commentaries (you cannot create your own posts announcing the news):

•	Exciting news today from Tritium, a pioneer in e-mobility and EV charging. [Retweet/share post from Tritium]

•	Tritium is a pioneer in e-mobility and EV charging. Looking forward to this next chapter and our journey ahead. [Retweet/share post from Tritium]

Press Inquiries

Should you receive any press inquiries, please immediately forward details of the inquiry to Jack Ulrich, Global Head of Marketing, who will handle media requests appropriately during this sensitive time.

General Questions

If someone asks you about the process of going public or company fundamentals, the best response is, “I cannot comment.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members,” and share the request with Jack Ulrich, Global Head of Marketing.

We wouldn’t be here without our world-class customers. I will be sharing the news with our customers later today.

Calendar invitations for regional all staff meetings will be sent shortly. These meetings will provide Tritium’s leadership an opportunity to provide information about this announcement.

If you have any questions, please elevate them to your supervisor.

During this exciting time and beyond, we ask that you remain focused on execution and operational excellence as we continue to serve our strategic partners and customers.

This is a milestone day for Tritium. We are very grateful for your hard work and dedication to our collective success and to advancing our vision. We look forward to working with you in this next phase of our evolution.

Jane.

Forward-Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the transaction between DCRN, Tritium Holdings Pty Ltd, an Australian proprietary company limited by shares (“Tritium”), and Tritium DCFC Limited, an Australian public company limited by shares (“NewCo”) and including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Tritium and the markets in which it operates, and NewCo’s projected future results. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets”, “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NewCo’s, Tritium’s or DCRN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, the waiver or expiration of a Tritium shareholder’s right to acquire Tritium under the shareholder’s deed in relation to Tritium and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the business combination to be completed by DCRN’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the transaction; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the transaction; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, DCRN and NewCo, which will be the going-forward public company, intend to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of DCRN as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.